Hydro One Reports Second Quarter Results

The customer focused 2023-2027 investment plan supports economic growth and builds a smarter, more sustainable and resilient grid for the future

TORONTO, August 10, 2021 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the second quarter ended June 30, 2021.
Second Quarter Highlights
•Second quarter earnings per share (EPS) and adjusted EPS was $0.40, compared to EPS of $1.84 and adjusted EPS of $0.39, for the same period in 2020. The decrease in EPS was due to the impacts of the Ontario Divisional Court's decision on the deferred tax asset appeal recorded in the second quarter in 2020. The increase in adjusted EPS as compared to the same quarter last year was due mainly to approved rates for the transmission and distribution segments, higher demand, and lower COVID-19 related expenses. This was partially offset by one-time revenues for the transmission segment in the second quarter in 2020, higher operation, maintenance and administration costs (OM&A), and higher depreciation, amortization and asset removal costs.
•Subsequent to the quarter, on August 5, 2021, Hydro One Networks Inc. filed with the Ontario Energy Board (OEB) its Joint Rate Application (JRAP) which included its 2023-2027 transmission and distribution investment plan.
•Hydro One released its sustainability targets along with its annual sustainability report that demonstrates continued progress in setting and meeting its sustainability goals.
•The Company announced that members of the Society of United Professionals ratified the renewal of the collective agreement.
•Hydro One received multiple awards including its 11th Emergency Response Award from the Edison Electric Institute for its restoration efforts, Environmental Excellence award from the Electricity Distributors Association for its Pollinator Program, and was recognized again by Corporate Knights as a Best 50 Corporate Citizen in Canada.
•The Company's capital investments and in-service additions for the quarter were $553 million and $300 million, respectively, compared to $429 million and $165 million in 2020.
•Quarterly dividend declared at $0.2663 per share, payable September 30, 2021.
"The 2023-2027 transmission and distribution investment plan will allow Hydro One to energize life in Ontario, by meeting the needs of our customers and communities, while supporting our employees," said Mark Poweska, President and CEO of Hydro One. “Hydro One is proud of building a better and brighter future for all Ontarians. Our sustainability report clearly outlines our goals and the progress we are making in standing up for people, the planet and communities across Ontario."

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Selected Consolidated Financial and Operating Highlights

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except as otherwise noted)	2021	2020	2021	2020

Revenues	1,722	1,670	3,533	3,520
Purchased power	838	808	1,732	1,815
Revenues, net of purchased power[1]	884	862	1,801	1,705
Net income attributable to common shareholders	238	1,103	506	1,328
Adjusting items	—	(867)	—	(867)
Adjusted net income attributable to common shareholders[1]	238	236	506	461

Basic EPS	$0.40	$1.84	$0.85	$2.22
Diluted EPS	$0.40	$1.84	$0.84	$2.21
Basic Adjusted EPS[1]	$0.40	$0.39	$0.85	$0.77
Diluted Adjusted EPS[1]	$0.40	$0.39	$0.84	$0.77

Net cash from operating activities	412	375	929	923
Capital investments	553	429	1,080	801
Assets placed in-service	300	165	457	390

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,448	19,097	19,693	19,172
Distribution: Electricity distributed to Hydro One customers (GWh)	6,750	6,213	14,906	13,697
1 Non-GAAP Measures - Hydro One uses financial measures that do not have a standardized meaning under the United States generally accepted accounting principles (US GAAP) and may not be comparable to similar measures presented by other entities. Hydro One calculated the non-GAAP measures by adjusting certain US GAAP measures for specific items that impact comparability but which the Company does not consider part of normal, ongoing operations. Refer to the Non-GAAP Measures section of the Company’s Management's Discussion and Analysis (MD&A) for further discussion of these items.
Key Financial Highlights
2021 Second Quarter Highlights
The Company reported net income attributable to common shareholders of $238 million during the quarter, compared to $1,103 million in the same period of 2020. This resulted in EPS and adjusted EPS of $0.40, compared to $1.84 and $0.39, respectively, in the prior year.
Revenues, net of purchased power, for the second quarter were $22 million higher than last year, mainly due to higher distribution and transmission revenues as a result of OEB-approved 2021 rates as well as higher energy demand and consumption. This has been partially offset by lower transmission revenues resulting from the impacts of the OEB decision received in the prior year, including the recognition of Conservation and Demand Management revenues.
OM&A costs in the second quarter of 2021 were higher than last year primarily resulting from higher work program expenditures mainly related to the timing of vegetation management execution, emergency restoration efforts and customer programs, as well as costs of the Peterborough Distribution and Orillia Power operations, partially offset by lower COVID-19 related costs.
Depreciation, amortization and asset removal costs for the second quarter were higher than last year, mainly due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, as well as higher asset removal costs and environmental spend.
Financing charges for the second quarter were lower primarily attributable to the recognition of carrying charges associated with the recovery of deferred tax asset amounts previously shared with ratepayers following the April 2021 OEB decision.
Income tax expense for the second quarter of 2021 was higher than the prior year primarily due to income tax recovery recorded in the second quarter of 2020 following the July 2020 decision of the Ontario Divisional Court.

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Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems, by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $553 million during the second quarter of 2021, and placed $300 million of new assets in-service.
COVID-19
Throughout the COVID-19 pandemic, the Company's decisions and actions have continuously been guided by two priorities: to protect Hydro One's employees and to maintain the safe and reliable supply of electricity to Hydro One's customers. To date, Hydro One has been successful in achieving these priorities as the Company continues to operate-in-line with the evolving safety procedures and practices implemented since the start of the pandemic. As a result, Hydro One has experienced very few cases of workplace transmission of the COVID-19 virus.
The Company continues to monitor and adhere to guidance provided by the Province of Ontario and public health experts in an effort to ensure employee, customer and public safety. As the number of cases of COVID-19 continue to decline within the province, Hydro One is once again starting to re-open its offices to a small portion of office and administrative staff. Hydro One remains hopeful and optimistic that the number of cases will continue to decline.
In keeping with the Company's ongoing commitment to customers, and to assist those customers significantly impacted by the pandemic, the Company continues to offer a number of customer relief measures, including the Pandemic Relief Fund, increased payment flexibility to residential and small business customers, and assist in securing other financial assistance. Since the onset of the COVID-19 pandemic, Hydro One has supported more than 16,000 customers through its customer relief measures.
On June 17, 2021, the OEB issued its Report: Regulatory Treatment of Impact Arising from the COVID-19 Emergency (Report) which outlines the OEB’s final guidance on the rules and operation of the deferral account established for utilities to track the impacts arising from the COVID-19 pandemic. The OEB has determined that eligibility for recovery of most balances recorded in the account will be subject to a means test based on a utility’s achieved regulatory return on equity. Based on management's assessment of the OEB’s final guidance, no amounts related to the COVID-19 pandemic have been recognized as regulatory assets as of June 30, 2021.
Looking ahead, it is very difficult to determine or estimate the future impacts of COVID-19 on Hydro One's operations as it will be largely dependent on the duration of the pandemic and the severity of the measures that may be implemented to combat this virus. Electricity consumption and demand can be impacted by numerous variables, including weather, changing economic conditions and conservation efforts, making it difficult to estimate the impact of COVID-19 with any level of precision. Hydro One continues to take the necessary steps to mitigate the impact of COVID-19 on the Company's operations.
Selected Operating Highlights
Subsequent to the quarter, Hydro One filed with the OEB its Joint Rate Application for its Hydro One Networks Inc. Transmission and Distribution businesses for 2023 to 2027. Hydro One has requested capital expenditures totaling approximately $7.3 billion and $5.3 billion for its transmission and distribution businesses, respectively, for the 5-year time frame.
Hydro One released sustainability targets along with its sustainability report that provides a balanced account of its environmental, social and governance (ESG) performance. Hydro One is committed to producing an annual sustainability update to continuously increase the transparency and accountability of our ESG disclosures. The sustainability report is available at www.hydroone.com/sustainability.

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Members of the Society of United Professionals voted in favour of renewing their collective agreement. This collective agreement covers approximately 1,800 employees in critical engineering, supervisory and administrative roles.
Hydro One was recognized on the annual list of Best 50 Corporate Citizens by Corporate Knights, an organization dedicated to setting high standards in sustainability across Canada. Hydro One has appeared on the Best 50 Corporate Citizens in Canada list 10 times in the last 12 years.
Hydro One received its 11th Emergency Response Award from the Edison Electric Institute for its restoration efforts following a severe wind storm that affected more than 540,000 customers across Ontario in November 2020.
Common Share Dividends
Following the conclusion of the second quarter, on August 9, 2021, the Company declared a quarterly cash dividend to common shareholders of $0.2663 per share to be paid on September 30, 2021 to shareholders of record on September 8, 2021.
Supplemental Segment Information

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2021	2020	2021	2020

Revenues
Transmission	448	459	896	859
Distribution	1,263	1,201	2,617	2,640
Other	11	10	20	21
Total revenues	1,722	1,670	3,533	3,520

Revenues, net of purchased power
Transmission	448	459	896	859
Distribution	425	393	885	825
Other	11	10	20	21
Total revenues, net of purchased power	884	862	1,801	1,705

Operation, maintenance and administration costs
Transmission	101	114	199	216
Distribution	177	141	344	289
Other	11	15	28	30
Total operation, maintenance and administration costs	289	270	571	535

Income (loss) before financing charges and taxes
Transmission	229	236	458	422
Distribution	143	150	336	336
Other	(2)	(7)	(12)	(13)
Total income before financing charges and taxes	370	379	782	745

Capital investments
Transmission	365	251	713	487
Distribution	184	177	360	312
Other	4	1	7	2
Total capital investments	553	429	1,080	801

Assets placed in-service
Transmission	147	58	195	187
Distribution	150	107	256	202
Other	3	—	6	1
Total assets placed in-service	300	165	457	390

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This press release should be read in conjunction with the Company’s second quarter 2021 unaudited consolidated financial statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2020 can be accessed at www.HydroOne.com/Investors and www.sedar.com.
Quarterly Investment Community Teleconference
The Company’s second quarter 2021 results teleconference with the investment community will be held on August 10, 2021 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should dial 1-866-221-1674 prior to the scheduled start time and request access to Hydro One’s second quarter 2021 results call, conference ID 7394638 (international callers may dial 1-270-215-9604). Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.
Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $30.3 billion in assets as at December 31, 2020, and annual revenues in 2020 of approximately $7.3 billion.
Our team of approximately 8,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2020, Hydro One invested approximately $1.9 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Forward-Looking Statements and Information
This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: the Company growing and evolving to stand up for people, the planet and communities across Ontario; the Company's ongoing and planned projects and expected capital investments, including anticipated outcomes, impacts and timing; investments in reliability and performance of the electricity system; impact of COVID-19 on the Company’s business and operations, and potential future actions that the Company may take in response to the COVID-19 pandemic and its anticipated impacts; expectations relating to the trajectory of the

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COVID-19 pandemic and case numbers; the Company's response to the COVID-19 pandemic, including in relation to customer relief measures and safety; the OEB's determinations relating to eligibility for recovery of balances recorded in utilities' COVID-19 pandemic related deferral accounts; the JRAP and its investment plan, including anticipated impacts and outcomes; sustainability goals and targets; expectations related to an annual sustainability update; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Jay Armitage
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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